Mail Stop 7010

      November 15, 2005


via International mail and facsimile to +55 (51) 3323.2292


Mr. Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005


	RE:	Gerdau S.A.
      Form 20-F for the year ended December 31, 2004
		Filed June 30, 2005
      File No. 001-14878


Dear Mr. Schirmer:

		We have reviewed your response letter dated October 13, 2005 to our letter dated September 28, 2005 and have the following comment. We think you should revise your future filings to comply with our comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Note 23 - Segment Information, page F-55

1. We note your response to our prior comment that you intend to present specialty steel as a separate segment in your Form 20-F report for the year ended December 31, 2005 if the trend in gross profit per ton is confirmed at year-end. In consideration of the net sales and gross profit amounts for the five years ended December 31,
2004 on page 6 of your response, we note that the gross profit percentages for specialty steel and long steel are significantly different and have not fluctuated consistently. Per paragraph 17 of
SFAS No. 131 similar long-term average gross margins for operating segments would be expected if their economic characteristics were similar. As the gross margins of specialty steel and long steel do not appear to be similar, these two operating segments should not be aggregated into a single operating segment in your future filings.


*    *    *    *

		Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.
Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202)
551-3691, or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief
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Mr. Osvaldo Burgos Schirmer
Gerdau S.A.
November 15, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE